

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2021

Chenlong Tan
Chief Executive Officer
iPower Inc.
2399 Bateman Avenue
Duarte, CA 91010

> **Re: iPower Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 5, 2021**
> **File No. 333-252629**

Dear Mr. Tan:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 Filed May 5, 2021

General

1. We note that you have deleted language (i) that you cater primarily to home cultivators "growing specialty crops, including cannabis and hemp," (ii) that you "intend to leverage the growth of cannabis and CBD products, in tandem with its increased legalization, to further build [y]our brand and promote [y]our hydroponics equipment and products within the cannabis community," and (iii) that you believe that your entry into "cannabis friendly" markets like Europe will accelerate your growth and further diversify your customer base.

    In an appropriate place, to the extent you have previously targeted customers in the cannabis industry as part of your historical revenue generation and planned growth strategy and that target market has shifted, as suggested by the deleted disclosure, please discuss how that shift may impact your business and financial position. Otherwise, please tell us why you have deleted such disclosure.

 Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Megan Penick